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                                                                    Exhibit 16.1


June 12, 2003

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Sipex Corporation and, under the date of February 18, 2003, we reported on the consolidated financial statements of Sipex Corporation as of and for the years ended December 31, 2002 and 2001. On June 6, 2003, we resigned. We have read Sipex Corporation's statements included under Item 4 of its Form 8-K dated June 12, 2003, and we agree with such statements, except that we are not in a position to agree or disagree with Sipex Corporation's statement that they have commenced the process of interviewing independent public accounting firm's to select KPMG's replacement.

Very truly yours,



/s/ KPMG LLP